UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Allego N.V.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

N0796A118

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Alexander Lynch, Esq.

Heather Emmel, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the prospectus/offer to exchange, dated August 25, 2023 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO originally filed by Allego N.V., a public limited liability company (naamloze vennootschap) governed by the laws of the Netherlands (the “Company,” “Allego,” “us” or “we”), on August 25, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to the holders of its outstanding warrants (the “Warrants”), each to purchase the Company’s ordinary shares, each with a nominal value of € 0.12 per share (the “Ordinary Shares”), the opportunity to receive 0.23 Ordinary Shares in exchange for each of our outstanding Warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement, dated as of February 8, 2021 by and between Spartan Acquisition Corp. III (“Spartan”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as assumed by the Warrant Assumption Agreement, dated as of March 16, 2022, by and among the Company, Spartan and the Warrant Agent (the “Warrant Agreement”), to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding Warrants.

The Prospectus/Offer to Exchange, a copy of which is filed herewith as Exhibit (a)(1)(i), is amended to, among other things, (i) extend the Expiration Date (as defined in the Prospectus/Offer to Exchange) to September 28, 2023, (ii) remove the limitation on prices for securities in U.S. or Dutch securities or financial markets as a condition to the Offer, (iii) clarify that the Company’s action or inaction may not cause a failure of a condition to the Offer, (iv) clarify that upon occurrence of an event that implicates a condition to the Offer, the Company will promptly notify Warrant holders of whether it intends to waive the condition, (v) clarify that Warrant holders are not foreclosed from challenging the Company’s determination as to whether any condition to the Offer has been satisfied in a court of competent jurisdiction, (vi) clarify the purpose of the Offer and Consent Solicitation, (vii) incorporate itemized fees and expenses incurred by the Company in making the Offer, (viii) clarify participation of Warrant holders in the Offer, (ix) clarify the circumstances under which Warrant holders may withdraw tendered Warrants, (x) clarify the ability of shareholders to effect service of process within the United States upon the Company and our directors and executive officers or to enforce judgements against us in U.S. courts, (xi) clarify that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 by its terms does not apply to statements made in connection with the Offer, (xii) clarify that the Offer commenced upon filing of the registration statement and (xiii) remove language related to the Company’s reservation of the right to redeem the Warrants.

This Amendment No. 1 amends the Schedule TO to (i) amend and restate in its entirety Item 3 and (ii) add as an additional exhibit the press release of the Company relating to the extension of the Offer. Except as amended hereby and to the extend discussed above, the information contained in the Schedule TO and the Prospectus/Offer to Exchange remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Allego N.V. Allego was formed under the laws of the Netherlands in 2021 as a private limited liability company (besloten venootschap met beperkte aansprakelijkeid) and was converted into a public limited liability company (naamloze vennootschap) on the closing of the Business Combination (as defined in the Prospectus/Offer to Exchange). The mailing address of Allego’s registered office is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and Allego’s phone number is +31(0)88 033 3033.

(b) Securities. The subject securities are the Warrants that were sold as part of the units in connection with Spartan Acquisition Corp. III’s (“Spartan”) initial public offering consummated on February 11, 2021 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market).

Each Warrant entitles the holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment. As of September 18, 2023, 13,799,948 Warrants were outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of September 18, 2023 are listed in the table below. Except as otherwise indicated, the business address for each Director and Executive Officer is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and the business telephone number is +31 (0) 99 033 3033.

Name	Position
Executive Officers
Mathieu Bonnet	Chief Executive Officer and Director
Ton Louwers	Chief Financial Officer
Alexis Galley	Chief Technical Officer

Non-Executive Directors
Jane Garvey	Director
Christian Vollmann	Director
Julia Prescot	Director
Julian Touati	Director
Thomas Josef Maier	Director
Patrick Sullivan	Director
Ronald Stroman	Director
Thierry Déau	Director

Madeleine Charging B.V. (“Madeleine”) owns a majority of the Company’s Ordinary Shares. Meridiam SAS (“Meridiam”), as the manager of the indirect parent entities of Madeline (and Emmanuel Rotat, as managing director of Meridiam) has shared voting and dispositive power over the Ordinary Shares beneficially owned by Madeleine. The address of the principal business office of Madeleine is Zuidplein 126, WTC, Tower H, Floor 15, Amsterdam, Netherlands, 1077 XV. The principal business office of Meridiam and Mr. Rotat is 4 place de l’Opera 75002 Paris, France. The business telephone number of Meridiam and Madeleine is +33 1 53 34 96 96.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” and “Description of Share Capital and Articles of Association” is incorporated herein by reference. The information set forth in the sections entitled “Item 4. Information on the Company—History and Development of the Company,” “Item 6. Directors, Senior Management and Employees—Compensation,” and “Item 7. Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on May 16, 2023, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing shareholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its shareholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the New York Stock Exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Articles of Association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference. The information set forth in the section entitled “Item 7. Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on May 16, 2023, is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included, or incorporated by reference, in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(i) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Item 7. Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on May 16, 2023, is incorporated herein by reference.

(ii) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(iii) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(iv) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(v) None.

(c) None.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)

(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in Amendment No. 1 to the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on September 22, 2023).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on August 25, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i)).

(a)(5)(i)	Press Release, dated August 25, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-41329) filed by the Company on August 25, 2023).

(a)(5)(ii)	Press Release, dated September 22, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-41329) filed by the Company on September 22, 2023).

(b)	Not applicable.

(d)(i)	Form of Subscription Agreement (incorporated by reference to Exhibit 99.4 filed with Spartan’s Current Report on Form 8-K, filed by Spartan with the SEC on July 28, 2021).

(d)(ii)	Articles of Association (incorporated by reference to Exhibit 1.1 to Allego’s Form 20-F (File No. 001-41329) filed with the SEC on May 16, 2023).

(d)(iii)	Warrant Agreement, dated as of February 8, 2021, by and between Spartan and Continental Stock & Trust Company (incorporated by reference to Exhibit 4.1 filed with Spartan’s Current Report on Form 8-K filed by Spartan on February 12, 2021).

(d)(iv)	Warrant Assumption Agreement, dated as of March 16, 2022, among Spartan Acquisition Corp. III, Athena Pubco B.V. and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated by reference to Exhibit 2.1 to Allego N.V.’s Form 20-F (File No. 001-41329) filed with the SEC on May 16, 2023).

(d)(v)	Form of Warrant Amendment (incorporated by reference to Annex A of the Prospectus/Offer to Exchange that is included in Amendment No. 1 to the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on September 22, 2023).

(d)(vi)	Performance Fee Agreement, dated as of December 16, 2020, by and between Madeleine and E8 Investors, with Novation contract signed on August 10, 2021 (incorporated by reference to Exhibit 10.3 to the Form F-4 filed on September 30, 2021 (File No. 333-259916)).

(d)(vii)	Facility Agreement, dated as of May 27, 2019, by and among Allego Holding, Allego B.V., Allego Innovations B.V. and with Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on September 30, 2021 (File No. 333-259916)).

(d)(viii)	Intercreditor Agreement, dated May 27, 2019, by and among between Opera Charging B.V., Allego B.V., Allego Innovations B.V., Allego Holding, Madeleine and Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.11 to the Form F-4 filed on September 30, 2021 (File No. 333-259916)).

(d)(ix)	E8 Power Of Attorney (incorporated by reference to Exhibit 10.12 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(x)	Amendment to the Irrevocable Voting POA and Prior Consent Agreement, dated March 28, 2022, between Madeleine and E8 Investor (incorporated by reference to Exhibit 10.7 to Allego N.V.’s Form F-1 Registration Statement (File No. 333-264056) filed with the SEC on March 31, 2022).

(d)(xi)	Allego Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(xii)	Bank Guarantee dated August 21, 2020, by and between Société Générale and INEA and cash collateral granted to Société Générale by Allego B.V. (incorporated by reference to Exhibit 10.14 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(xiii)	Parallel Debt Agreement, dated as of May 27, 2019, by and among Allego B.V, Allego Innovations B.V. and Allego Holding B.V., to which Allego GmbH acceded pursuant to an accession letter dated as of October 2, 2019 (incorporated by reference to Exhibit 10.15 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(ixx)	Security Assignment Agreement, dated as of October 2, 2019, by and between Allego GmbH and Société Générale (incorporated by reference to Exhibit 10.16 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(xx)	Letter Agreement, dated February 8, 2021, by and among Spartan, its officers and directors and its Sponsor (incorporated by reference to Exhibit 10.1 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on February 12, 2021).

(d)(xxi)	Amendment No. 1 to Letter Agreement, dated July 28, 2021, by and among Spartan, its Sponsor and the other individuals party thereto (incorporated by reference to Exhibit 10.1 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on July 28, 2021).

(d)(xxii)	Founders Stock Agreement, dated July 28, 2021, by and among Spartan and its Sponsor, Jan C. Wilson and John M. Stice (incorporated by reference to Exhibit 10.2 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on July 28, 2021).

(d)(xxiii)	Second Special Fee Agreement, dated as of February 25, 2022, by and between Madeleine and E8 Investors, with Novation contract signed on May 5, 2022 (incorporated by reference to Exhibit 10.15 to Allego N.V.’s Post-Effective Amendment to Form F-1 Registration Statement (File No. 333-264056) filed with the SEC on September 30, 2022).

(d)(ixxx)	Registration Rights Agreement, dated as of March 16, 2022, by and among Allego, Sponsor, Madeleine Charging, E8 Investor and certain other holders thereto (incorporated by reference to Exhibit 4.1 to Allego N.V.’s Form 20-F (File No. 001-41329) filed with the SEC on May 16, 2023).

(d)(xxx)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No: 333-274205) filed with the SEC on August 25, 2023).

(d)(xxxi)	Form of Tender and Support Agreement, dated August 25, 2023, by and between the Company and the Supporting Warrantholders (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on August 25, 2023).

(g)	Not applicable.

(h)	Tax Opinion of Weil, Gotshal & Manges LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 (File No: 333-274205) filed with the SEC on August 25, 2023).

Item 12(b)

Filing Fees Calculation of Filing Fee Tables*

* Previously filed.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLEGO N.V.

By:	/s/ Mathieu Bonnet
Mathieu Bonnet Chief Executive Officer

Dated: September 22, 2023